Exhibit 12

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Pre-tax earnings	$356,615	$356,569	$723,782	$750,570	$543,570	$589,446	$689,909
Fixed charges	39,436	39,274	79,481	77,152	71,570	64,918	69,532

Earnings before fixed charges	$396,051	$395,843	$803,263	$827,722	$615,140	$654,364	$759,441

Fixed charges:
Interest expense*	$38,330	$37,955	$76,980	$74,669	$69,260	$62,721	$67,089
Amortization of bond issue costs	495	458	928	860	672	508	475
Estimated interest factor of rental expense	611	861	1,573	1,623	1,638	1,689	1,968

Total fixed charges	$39,436	$39,274	$79,481	$77,152	$71,570	$64,918	$69,532

Ratio of earnings to fixed charges	10.0	10.1	10.1	10.7	8.6	10.1	10.9

Earnings before fixed charges	$396,051	$395,843	$803,263	$827,722	$615,140	$654,364	$759,441
Interest credited for deposit products	35,977	35,275	70,746	69,742	64,799	57,176	52,403

Adjusted earnings before fixed charges	$432,028	$431,118	$874,009	$897,464	$679,939	$711,540	$811,844

Fixed charges	$39,436	$39,274	$79,481	$77,152	$71,570	$64,918	$69,532
Interest credited for deposit products	35,977	35,275	70,746	69,742	64,799	57,176	52,403

Adjusted fixed charges	$75,413	$74,549	$150,227	$146,894	$136,369	$122,094	$121,935

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	5.7	5.8	5.8	6.1	5.0	5.8	6.7

Rental expense	$1,851	$2,608	$4,767	$4,919	$4,963	$5,117	$5,964
Estimated interest factor of rental expense (33%)	$611	$861	$1,573	$1,623	$1,638	$1,689	$1,968

*	There was no interest capitalized in any period indicated.